Exhibit 99.1

GasLog Partners LP Announces Appointment of Director

Piraeus, Greece — February 8, 2020 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that it has appointed Roland Fisher as Independent Director to the Partnership’s Board of Directors (the “Board”), effective immediately.

Roland Fisher is the founder of Gasfin Development, a company recognized for pioneering mid-scale LNG infrastructure in multiple markets. Gasfin is a partner in the Tema LNG Terminal in Ghana, Sub-Sahara Africa’s first LNG terminal, and developed the unique LNG regasification barge and floating storage unit being employed there.

Prior to founding Gasfin, Mr. Fisher was Chief Financial Officer at TGE Group, a specialist cryogenic gas engineering business. Previously, Mr. Fisher also spent 10 years in private equity investment roles with Caledonia Investments and Actis working on a diverse portfolio from natural resources to financial services across Europe, Southern Africa and South America. He started his career with Deloitte in London.

Mr. Fisher is a Chartered Accountant (ICAEW), holds an MBA with Distinction from INSEAD, and an MA (Hons) from Edinburgh University. He sits on the investment committee of Nash & Co and is a Trustee of Kasanka National Park in Zambia.

Curt Anastasio, Chairman of the Board of Directors of GasLog Partners stated, “On behalf of the directors and management, I am pleased to welcome Roly to the Partnership’s Board. His expertise in LNG infrastructure as well as capital markets will be a welcome addition to the Board and I look forward to working together during this exciting and transitional period for our business.”

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.